Dreyfus Institutional Money Market Fund

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Money Market Fund, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

The Federal Reserve Board continued to raise short-term interest rates in an environment of steady economic growth and low inflation in 2005, driving money market yields to their highest levels in more than four years. In fact, the U.S. economy appeared to shrug off a number of negative influences during the year, including soaring energy prices and the disruptions caused by hurricanes Katrina, Rita and Wilma along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, while inflation should stay low and investor demand for money market securities should remain high. Risks in the new year include uncertainty regarding Fed policy under a new chairman and the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus Institutional Money Market Fund perform during the period?

During the 12-month period ended December 31, 2005, the fund produced yields of 2.67% for its Money Market Series and 2.16% for its Government Securities Series. Taking into account the effects of compounding, the fund also produced effective yields of 2.70% and 2.18% for its Money Market Series and Government Securities Series, respectively.[1]

What is the fund's investment approach?

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal:

The fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities including securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic banks or foreign branches of domestic banks, repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of domestic issuers, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the Money Market Series invests at least 25% of its total assets in bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities and repurchase agreements in respect of these securities.

What other factors influenced the fund's performance?

Long-dormant inflationary pressures appeared to intensify during the opening months of the year when energy prices moved sharply higher. It was no surprise, therefore, that the Federal Reserve Board (the "Fed") continued to raise short-term interest rates at its February and March meetings, driving the federal funds rate from 2.25% at the start of the year to 2.75% by the end of the first quarter. It later was revealed that the U.S. economy expanded at a relatively moderate 3.5% rate during the quarter.

Although concerns in the spring that the U.S. economy might have hit a soft patch proved to be short-lived, soaring energy prices and evidence of slower global economic growth weighed on investor sentiment. Still, the Fed implemented rate hikes in May and June, raising the federal funds rate to 3.25%. U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

In July and August, stronger employment data helped convince investors that U.S. economic growth was solid, but oil and gas prices continued to escalate. The Fed raised the federal funds rate to 3.5% at its meeting on August 9. On August 29, however, Hurricane Katrina struck the Gulf Coast, and oil prices spiked to more than $70 per barrel, reigniting concerns about a possible economic slowdown. Although some analysts believed that the hurricanes might prompt the Fed to pause at its September 20 meeting, the Fed remained on course, increasing the federal funds rate to 3.75%. U.S. GDP grew at a relatively robust 4.1% annualized rate during the third quarter of 2005.

As was widely expected, the Fed raised interest rates again in November. December saw the creation of 108,000 new jobs and a decline in the unemployment rate to 4.9%. These statistics appeared to confirm that the U.S. economy finished 2005 on solid footing.

The Fed implemented its final rate increase of 2005 on December 10, leaving the federal funds rate at 4.25% by year-end. However, the Fed changed some of the language in its announcement of the increase, which many analysts interpreted as a signal that the credit-tightening campaign might be nearing completion. This view was later reinforced when minutes from the December meeting showed that some Fed members had expressed concern that further rate hikes might restrict economic growth.

Throughout 2005, many money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. We adopted a similar strategy for much of the year, setting the fund's weighted average maturity in a range we considered shorter than industry averages and making adjustments to reflect the proximity of upcoming Fed meetings.

What is the fund's current strategy?

Investors currently are facing greater uncertainty regarding Fed policy in advance of Chairman Alan Greenspan's retirement and the appointment of his successor, Ben Bernanke, on February 1. In addition, the Fed appears ready to give greater weight to incoming economic data when deciding whether to continue the tightening process at upcoming meetings. Therefore, we have continued to maintain the fund's relatively defensive posture. However, we are prepared to increase the fund's weighted average maturity should we see more concrete signs that short-term interest rates have peaked.

January 17, 2006

An investment in either Series is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in either Series.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Money Market Fund from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2005

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.80	$ 4.36
Ending value (after expenses)	$1,016.30	$1,013.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.80	$ 4.38
Ending value (after expenses)	$1,022.43	$1,020.87

† *Expenses are equal to the fund's annualized expense ratio of .55% for Money Market Series and .86% for Government Securities Series; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES

December 31, 2005

Negotiable Bank Certificates of Deposit−6.7%	Principal Amount ($)	Value ($)
American Express Bank, FSB 4.40%, 3/6/2006	15,000,000	15,000,000
First Tennessee Bank N.A. 4.39%, 3/6/2006	15,000,000	15,000,000
Total Negotiable Bank Certificates of Deposit (cost $30,000,000)		**30,000,000**

Commercial Paper−68.5%		
Amstel Funding Corp. 4.23%, 2/2/2006	15,000,000 a	14,944,267
Atlantis One Funding Corp. 4.39%, 3/1/2006	15,000,000 a	14,893,308
Bank of America Corp. 4.36%, 2/7/2006	15,000,000	14,933,246
Bear Stearns Cos. Inc. 4.34%, 2/21/2006	17,000,000	16,896,683
Beethoven Funding Corp. 4.41%, 2/21/2006	10,000,000 a	9,937,950
Calyon 4.36%, 2/13/2006	10,000,000	9,948,281
Charta LLC 4.22%, 1/30/2006	10,000,000 a	9,966,328
Concord Minutemen Capital Co. LLC 4.40%, 3/2/2006	15,000,000 a	14,891,250
Cullinan Finance Ltd. 4.41%, 3/2/2006	15,000,000 a	14,891,000
Danske Corp. 4.37%, 2/15/2006	15,000,000	14,918,719
Deutsche Bank Financial LLC 4.19%, 1/3/2006	15,000,000	14,996,508
Fairway Finance Co. LLC 4.31%, 2/17/2006	10,000,000 a	9,944,383
FCAR Owner Trust, Ser. I 4.23%, 2/2/2006	10,000,000	9,962,844
Gemini Securitization Corp. 4.38%, 2/13/2006	15,000,000 a	14,922,063
Grampian Funding Ltd. 4.41%, 3/7/2006	15,000,000 a	14,881,917
ING US Funding LLC 4.34%, 2/8/2006	15,000,000	14,931,758

Commercial Paper (continued)	Principal Amount ($)	Value ($)
K2 Corp.		
4.40%, 3/2/2006	15,000,000 a	14,891,250
Links Finance Corp.		
4.31%, 2/16/2006	10,000,000 a	9,945,567
PB Finance (Delaware) Inc.		
4.35%, 1/10/2006	15,000,000	14,983,763
Premier Asset Collaterized Entity (PACE) LLC		
4.40%, 2/14/2006	5,000,000 a	4,973,294
Prudential Funding LLC		
4.19%, 1/3/2006	15,000,000	14,996,508
Scaldis Capital Ltd.		
4.40%, 3/1/2006	15,000,000 a	14,893,063
UBS Finance Delaware LLC		
4.19%, 1/3/2006	15,000,000	14,996,507
Total Commercial Paper		
(cost $305,540,457)		**305,540,457**

Corporate Notes—17.9%		
Harrier Finance Funding LLC		
4.25%, 4/13/2006	20,000,000 a,b	20,000,000
Lehman Brothers Inc.		
4.31%, 2/23/2006	20,000,000 b	20,000,000
Toyota Motor Credit Corp.		
4.31%, 8/8/2006	20,000,000 a,b	20,000,000
Wells Fargo & Co.		
4.27%, 7/1/2011	20,000,000 b	20,000,000
Total Corporate Notes		
(cost $80,000,000)		**80,000,000**

Time Deposits–7.1%	Principal Amount ($)	Value ($)
Branch Banking & Trust Co. (Grand Cayman)		
3.97%, 1/3/2006	11,800,000	11,800,000
State Street Bank & Trust Co., Boston, MA (Grand Cayman)		
4.06%, 1/3/2006	20,000,000	20,000,000
Total Time Deposits		
(cost $31,800,000)		**31,800,000**
Total Investments (cost $447,340,457)	**100.2%**	**447,340,457**
Liabilities, Less Cash and Receivables	**(.2%)**	**(801,310)**
Net Assets	**100.0%**	**446,539,147**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005, these securities amounted to $203,975,640 or 45.7% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	47.3	Finance	4.5
Asset-Backed/		Insurance	3.4
Multi-Seller Programs	16.7	Asset-Backed/Securities Arbitrage	3.3
Asset-Backed/		Asset-Backed/Single Seller	2.2
Structured Investment Vehicles	14.5		
Brokerage Firms	8.3		**100.2**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

GOVERNMENT SECURITIES SERIES

December 31, 2005

U.S. Treasury Bills–14.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
3/9/2006 (cost $4,964,360)	3.86	5,000,000	**4,964,360**
Repurchase Agreements–85.9%			
ABN AMRO Bank N.V. dated 12/30/2005, due 1/3/2006 in the amount of $4,001,511 (fully collateralized by $4,082,000 U.S. Treasury Bills, due 1/5/2006, value $4,080,326)	3.40	4,000,000	4,000,000
Banc of America dated 12/30/2005, due 1/3/2006 in the amount of $4,001,467 (fully collateralized by $4,123,000 U.S. Treasury Notes, 3.875%, due 5/15/2009, value $4,080,686)	3.30	4,000,000	4,000,000
Barclays Capital Inc. dated 12/30/2005, due 1/3/2006 in the amount of $3,001,017 (fully collateralized by $3,281,643 U.S. Treasury Strips, due 8/15/2007, value $3,060,001)	3.05	3,000,000	3,000,000
Bear Stearns Cos. dated 12/30/2005, due 1/3/2006 in the amount of $4,001,111 (fully collateralized by $4,130,000 U.S. Treasury Bills, due 6/15/2006, value $4,049,878)	2.50	4,000,000	4,000,000
CIBC World Markets PLC dated 12/30/2005, due 1/3/2006 in the amount of $4,001,467 (fully collateralized by $4,075,000 U.S. Treasury Notes, 2%, due 5/15/2006, value $4,050,000)	3.30	4,000,000	4,000,000
Goldman, Sachs & Co. dated 12/30/2005, due 1/3/2006 in the amount of $3,100,999 (fully collateralized by $3,143,000 U.S. Treasury Notes, 4.25%, due 8/15/2014, value $3,162,273)	2.90	3,100,000	3,100,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Morgan Stanley dated 12/30/2005, due 1/3/2006 in the amount of $4,001,533 (fully collateralized by $8,190,000 U.S. Treasury Strips, due 2/15/2021, value $4,080,340)	3.45	4,000,000	4,000,000
UBS Warburg LLC dated 12/30/2005, due 1/3/2006 in the amount of $4,001,511 (fully collateralized by $4,096,000 U.S. Treasury Notes, 3.50%, due 11/15/2006, value $4,126,720)	3.40	4,000,000	4,000,000
Total Repurchase Agreements (cost $30,100,000)			**30,100,000**
Total Investments (cost $35,064,360)	**100.1%**		**35,064,360**
Liabilities, Less Cash and Receivables	**(.1%)**		**(40,965)**
Net Assets	**100.0%**		**35,023,395**

Portfolio Summary †

	Value (%)
Repurchase Agreements	85.9
U.S. Treasury Bills	14.2
	100.1

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities–See Statement of Investments (including repurchase agreements of $30,100,000 for the Government Securities Series)–Note 2(b)	447,340,457	35,064,360
Cash	–	1,121
Interest receivable	692,282	5,308
Prepaid expenses	14,078	10,194
	448,046,817	**35,080,983**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)	186,788	14,071
Cash overdraft due to Custodian	1,240,382	–
Payable for shares of Beneficial Interest redeemed	7,187	–
Accrued expenses	73,313	43,517
	1,507,670	**57,588**
Net Assets ($)	**446,539,147**	**35,023,395**
Composition of Net Assets ($):		
Paid-in capital	446,549,411	35,029,117
Accumulated net realized gain (loss) on investments	(10,264)	(5,722)
Net Assets ($)	**446,539,147**	**35,023,395**

Net Asset Value Per Share		
	Money Market Series	Government Securities Series
Net Assets ($)	446,539,147	35,023,395
Shares Outstanding	446,549,446	35,029,117
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**13,676,247**	**882,262**
Expenses−Note 2(c):		
Management fee−Note 3(a)	2,139,357	144,344
Custodian fees	65,385	27,350
Trustees' fees and expenses−Note 3(c)	34,447	3,058
Shareholder servicing costs−Note 3(b)	27,134	24,602
Auditing fees	25,730	28,873
Legal fees	24,297	1,854
Registration fees	19,565	17,036
Prospectus and shareholders' reports	9,140	3,518
Miscellaneous	11,919	5,837
Total Expenses	**2,356,974**	**256,472**
Less−reduction in custody fees due to earnings credits−Note 2(b)	−	(2,038)
Net Expenses	**2,356,974**	**254,434**
Investment Income−Net	**11,319,273**	**627,828**
Net Realized Gain (Loss) on Investments−Note 2(b) ($)	**(582)**	**288**
Net Increase in Net Assets Resulting from Operations	**11,318,691**	**628,116**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Money Market Series		Government Securities Series	
	Year Ended December 31,		Year Ended December 31,	
	2005	2004	2005	2004
Operations ($):				
Investment income–net	11,319,273	4,208,030	627,828	127,059
Net realized gain (loss) on investments	(582)	6,396	288	(4,206)
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,318,691**	**4,214,426**	**628,116**	**122,853**
Dividends to Shareholders from ($):				
Investment income–net	**(11,319,273)**	**(4,208,030)**	**(627,828)**	**(127,059)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold	866,268,352	679,028,974	345,144,834	475,474,460
Dividends reinvested	1,545,458	667,723	524,208	100,277
Cost of shares redeemed	(900,040,863)	(726,979,467)	(340,024,816)	(481,911,204)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(32,227,053)**	**(47,282,770)**	**5,644,226**	**(6,336,467)**
Total Increase (Decrease) in Net Assets	**(32,227,635)**	**(47,276,374)**	**5,644,514**	**(6,340,673)**
Net Assets ($):				
Beginning of Period	478,766,782	526,043,156	29,378,881	35,719,554
End of Period	**446,539,147**	**478,766,782**	**35,023,395**	**29,378,881**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.027	.009	.007	.015	.040
Distributions:					
Dividends from investment income−net	(.027)	(.009)	(.007)	(.015)	(.040)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.70	.87	.73	1.53	4.06
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55	.55	.54	.54	.53
Ratio of net expenses to average net assets	.55	.55	.54	.54	.53
Ratio of net investment income to average net assets	2.65	.88	.74	1.52	3.94
Net Assets, end of period ($ x 1,000)	446,539	478,767	526,043	703,007	858,014

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.022	.004	.004	.012	.035
Distributions:					
Dividends from investment income−net	(.022)	(.004)	(.004)	(.012)	(.035)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.19	.42	.44	1.23	3.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.89	.86	.69	.69	.66
Ratio of net expenses to average net assets	.88	.84	.69	.69	.66
Ratio of net investment income to average net assets	2.17	.37	.47	1.24	3.56
Net Assets, end of period ($ x 1,000)	35,023	29,379	35,720	87,703	92,607

See notes to financial statements.

NOTE 1—General:

Dreyfus Institutional Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two series: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Money Market Series and Government Securities Series.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated among them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gain of either series can be reduced by a capital loss carryover of that series, such gain will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a separate entity for the purposes of determining such qualification.

At December 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The Money Market Series' accumulated capital loss carryover of $10,264 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $1,557 of the carryover expires in fiscal 2006, $3,181 expires in fiscal 2007, $4,944 expires in fiscal 2009 and $582 expires in fiscal 2013.

The Government Securities Series' accumulated capital loss carryover of $5,722 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $1,516 of the carryover expires in fiscal 2007 and $4,206 expires in fiscal 2012.

The tax character of distributions for the Money Market Series and Government Securities Series paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004, respectively, were all ordinary income.

At December 31, 2005, the cost of investments of each series for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee for each series is computed at the annual rate of .50% of the value of the fund's average daily net assets of each series and is payable monthly.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2005, the Money Market Series and the Government Securities Series were charged $13,314 and $14,552, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2005, the Money Market Series and the Government Securities Series were charged $5,508 and $1,898, respectively, pursuant to the transfer agency agreement.

During the period ended December 31, 2005, each series was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Money Market Series consist of: management fees $184,495, chief compliance officer fees $1,858 and transfer agency per account fees $435.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Government Securities Series consist of: management fees $11,997, chief compliance officer fees $1,858 and transfer agency per account fees $216.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Money Market Fund

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Dreyfus Institutional Money Market Fund (comprising, respectively, the Money Market Series and the Government Securities Series), as of December 31, 2005, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective funds constituting Dreyfus Institutional Money Market Fund at December 31, 2005, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 8, 2006

Dreyfus Institutional Money Market Fund

IMPORTANT TAX INFORMATION (Unaudited)

For state individual income tax purposes, the Government Securities Series hereby designates 44.16% of the ordinary income dividends paid during its fiscal year ended December 31, 2005 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia. Also the Money Market Series designates 94.83% of ordinary income dividends paid during the fiscal year ended December 31, 2005 as qualifying "interest related dividends" and the Government Securities Series designates 100% of ordinary income dividends paid during the fiscal year ended December 31, 2005 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

––––––––––––––––

David P. Feldman (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

––––––––––––––––

James F. Henry (75)
Board Member (1980)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Dr. Paul A. Marks (79)
Board Member (1980)

Principal Occupation During Past 5 Years:
• President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Lazard Freres & Company, LLC, Senior Adviser
• Carrot Capital Health Care Ventures, Advisor
• Armgo-Start-Up Biotech; Board of Directors
• Nanoviricide, Board Director
• PTC, Scientific Advisory Board

No. of Portfolios for which Board Member Serves: 22

––––––––––––––––

Dr. Martin Peretz (66)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 22

––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind Gersten Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Institutional
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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